SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

           Three year period ending December 31, 2003

             FORM U-12 (I)-B (THREE-YEAR STATEMENT)

     Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.   Name and business address of persons filing statement.

     Alex Galatic
     Strategic Energy, L.L.C
     Two Gateway Center
     Pittsburgh, PA 15222

2. Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

     Not applicable.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

     Strategic Energy, L.L.C., a subsidiary of Great Plains
     Energy Incorporated, a registered holding company.

4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Director of Market Development
     Strategic Energy, L.L.C.

     In such position, the undersigned may participate in presenting, advocating or opposing matters affecting
     Strategic Energy, L.L.C., before the Federal Energy
     Regulatory Commission, its members, officers and employees, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

     The undersigned expects that annual compensation for each of the years 2001, 2002, and 2003 will not exceed $250,000. The undersigned presently receives compensation from Strategic
     Energy, L.L.C.

     (b) Basis for compensation if other than salary.

     In addition to base salary, the undersigned participates in certain employee benefit and incentive compensation plans which are generally available to management employees.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     Not applicable.

     (a)  Total amount of routine expenses charged to client:

     (b)  Itemized list of all other expenses:


Date: October 29, 2001


By:  /s/ Alex Galatic
     Alex Galatic